Form 1
Page 1
Execution Page

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT

Date filed (MM/DD/YY)
04/16/14

OFFICIAL USE ONLY

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS


14011236

☐ APPLICATION ☒ AMENDMENT

1. State the name of the applicant: BATS Exchange, Inc.

2. Provide the applicant's primary street address (Do not use a P.O. Box):
8050 Marshall Dr., Suite 120
Lenexa, Kansas 66214

3. Provide the applicant's mailing address (if different):

4. Provide the business telephone and facsimile number:
(913) 815-7000 (Telephone) (913) 815-7119 (Facsimile)

5. Provide the name, title and telephone number of a contact employee:
Eric Swanson (Name) General Counsel, BATS Exchange, Inc. (Title) (212) 378-8523 (Telephone Number)

6. Provide the name and address of counsel for the applicant:
Eric Swanson
17 State Street, 32nd Floor
New York, NY 10004

7. Provide the date that applicant's fiscal year ends: December 31

8. Indicate legal status of the applicant: X Corporation ____ Sole Partnership ____ Partnership ____ Limited Liability Company ____ Other (specify): ____

If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):
(a) Date (MM/DD/YY): 11/01/07 (b) State/Country of formation: Delaware/United States of America
(c) Statute under which applicant was organized: General Corporation Law of the State of Delaware

EXECUTION:
The applicant consents that service of any civil action brought by, or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of, and with the authority of, said applicant. The undersigned and applicant represent that the information and statement contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true and complete.

Date: 04/16/14 (MM/DD/YY) BATS Exchange, Inc. (Name of Applicant)

By: [signature] (Signature) Anders Franzon, VP, Associate General Counsel (Printed Name and Title)

Subscribed and sworn before me this 16th day of April (Month), 2014 (Year) by [signature] (Notary Public)

My Commission expires 03-27-2016 County of Johnson State of Kansas

This page must always be completed in full with original, manual signature and notarization.
Affix notary stamp or seal where applicable.


NOTARY PUBLIC
STATE OF KANSAS
TERESA LAFFOON
NOTARY PUBLIC
STATE OF KANSAS
My App. Exp. 03-27-2016

Exhibit M

Exhibit Request:

Provide an alphabetical list of all members, participants, subscribers or other users, including the following information:

1. Name,
2. Date of election to membership or acceptance as a participant, subscriber or other user,
3. Principal business address and telephone number,
4. If member, participant, subscriber or other user is an individual, the name of the entity with which such individual is associated and the relationship of such individual to the entity (e.g., partner, officer, director, employee, etc.),
5. Describe the type of activities primarily engaged in by the member, participant, subscriber, or other user (e.g., floor broker, specialist, odd lot dealer, other market maker, proprietary trader, non-broker dealer, inactive or other functions). A person shall be "primarily engaged" in an activity or function for purposes of this item when that activity or function is the one in which that person is engaged for the majority of their time. When more than one type of person at an entity engages in any of the six types of activities or functions enumerated in this item, identify each type (e.g., proprietary trader, Registered Competitive Trader and Registered Competitive Market Maker) and state the number of members, participants, subscribers, or other users in each, and
6. The class of membership, participation or subscription or other access.

Response:

Attached please find a list of the current Members and Sponsored Participants accepted as Users of the Exchange.

Company Name	Date Approved by BATS	Address	Phone Number	Type of User	Primary Activities
4C Capital, Inc.	4/15/2011	8787 Shade Tree Circle Lakewood, IL 60014	847-770-3565	Sponsored Participant	Proprietary
Abel/Noser Corp.	8/18/2008	One Battery Park Plaza 6th Floor New York, NY 10004	646-432-4040	Member	Agency
ABN AMRO Clearing Chicago, LLC (formerly Fortis Clearing Americas, LLC)	10/15/2008	175 W Jackson Boulevard Suite 400 Chicago, IL 60604	312- 604-8643	Member	Market Maker
Access Securities, LLC (formerly Access Securities, Inc.)	10/23/2008	30 Buxton Farm Road Suite 300 Stamford, CT 06905	203-322-3377	Member	Agency
Agency Trading Group, Inc.	10/23/2008	235 E Lake Street Wayzata, MN 55391	952-476-9500	Member	Agency
Albert Fried & Company, LLC	8/18/2008	45 Broadway 24th Floor New York, NY 10006	212-422-7282	Member	Agency
Algo Engineering, LLC	7/15/2011	7 World Trade Center 250 Greenwich Street New York, NY 10007	212-616-0190	Sponsored Participant	Proprietary
Allston Trading, LLC	9/4/2008	440 South LaSalle Street Suite 1200 Chicago, IL 60605	312-663-7174	Member	Proprietary
Alpine Securities Corporation	11/3/2008	39 Exchange Place Salt Lake City, UT 84111	801-355-5588	Member	Agency
Apex Clearing Corporation	6/5/2012	1700 Pacific Avenue Suite 1400 Dallas, TX 75201	214-765-1170	Member	Clearing Firm
Archipelago Securities, LLC	8/18/2008	100 South Wacker Drive Suite 1800 Chicago, IL 60606	312-442-7046	Member	Exchange
Ascendiant Capital Markets, LLC	4/1/2011	18881 Von Karman 16th Floor Irvine, CA 92612	949-218-2486	Member	Agency
Athena Capital Research, LLC	7/1/2009	440 Ninth Avenue 11th Floor New York, NY 10001	212-931-9056	Sponsored Participant	Proprietary
ATM Execution LLC (formerly Cowen Capital, LLC)	3/15/2012	599 Lexington Avenue 21st Floor New York, NY 10022	646-562-1554	Member	Market Maker
Automated Trading Desk Financial Services, LLC	8/18/2008	11 Ewall Street Mount Pleasant, SC 29464	843-789-2166	Member	Proprietary
Avatar Securities, LLC	4/1/2011	19 West 24th Street 8th Floor New York, NY 10010	646-435-0167	Sponsored Participant	Proprietary
Barclays Capital, Inc.	8/18/2008	745 7th Avenue New York, NY 10019	212-412-2125	Member	Institutional
BATS Trading, Inc.	10/23/2008	8050 Marshall Drive Suite 120 Lenexa, KS 66214	913-815-7000	Member	Limited Routing Facility of BATS Exchange
Bay Crest Partners, LLC	10/15/2008	40 Wall Street 42nd Floor New York, NY 10005	212-480-1400	Member	Agency
Belvedere Trading, LLC	11/1/2011	10 South Riverside Plaza #2100 Chicago, IL 60606	312-262-3420	Member	Proprietary
Benjamin & Jerold Brokerage I, LLC (formerly Benjamin & Jerold Brokerage, Inc.)	10/1/2009	80 Broad Street 5th Floor New York, NY 10005	646-201-5024	Member	Agency
BGC Financial, LP	8/17/2009	One Seaport Plaza 19th Floor New York, NY 10038	646-346-7412	Member	Agency
Blaylock Beal Van, LLC (formerly Blaylock Robert Van, LLC)	5/3/2010	600 Lexington Avenue 3rd Floor New York, NY 10022	212-715-6600	Member	Agency
Blink Trading	6/1/2009	141 W. Jackson Boulevard Suite 210 Chicago, IL 60604	312-242-4600	Sponsored Participant	Hedge Fund
Blitztrade, LLC	6/15/2011	1901 W. 47th Place Suite 310 Westwood, KS 66205	816-714-3960	Sponsored Participant	Proprietary
Bloomberg Tradebook, LLC	10/23/2008	1633 Broadway 48th Floor New York, NY 10019	212-617-1184	Member	Agency
Blue Fire Capital, LLC	8/18/2008	311 South Wacker Drive Suite 2000 Chicago, IL 60606	312-242-0504	Member	Proprietary
Bluefin Research Partners, Inc.	8/18/2008	60 State Street Suite 1020 Boston, MA 02109	617-737-5700	Member	Agency
Bluefin Trading, LLC	8/3/2009	3 Park Avenue 37th Floor New York, NY 10016	914-227-9555	Member	Agency
BMO Capital Markets Corp.	8/18/2008	3 Times Square New York, NY 10036	212-885-4045	Member	Agency
BMT Trading, LLC	2/1/2010	800 Third Avenue New York, NY 10022	212-813-0870	Sponsored Participant	Proprietary
BNP Paribas Prime Brokerage, Inc.	12/3/2012	787 7th Avenue New York, NY 10019	917-472-4991	Member	Clearing Firm
BNP Paribas Securities Corp.	8/18/2008	787 7th Avenue New York, NY 10019	212-841-3676	Member	Proprietary
BTIG, LLC	8/18/2008	600 Montgomery Street 6th Floor San Francisco, CA 94111	415-248-2225	Member	Market Maker
Bulltick, LLC	1/15/2009	701 Brickell Avenue Suite 2550 Miami, FL 33131	212-616-2604	Member	Agency
C&C Trading, LLC	8/18/2008	111 Broadway Suite 808 New York, NY 10006	212-433-7589	Member	Proprietary
Canaccord Genuity, Inc.	10/1/2013	350 Madison Avenue New York, NY 10017	212-389-8156	Member	Market Maker
Canadian Imperial Holdings, Inc.	10/15/2008	300 Madison Avenue 5th Floor New York, NY 10017	212-856-3877	Sponsored Participant	Proprietary
Cantor Fitzgerald & Co.	10/23/2008	110 East 59th Street 4th Floor New York, NY 10022	212-829-5226	Member	Institutional / Agency

Company Name	Date Approved by BATS	Address	Phone Number	Type of User	Primary Activities
Capital Institutional Services, Inc.	8/18/2008	1601 Elm Street Suite 3900 Dallas, TX 75201	214-978-4767	Member	Agency
CF Global Trading, LLC	10/23/2008	99 Park Avenue Suite 1710 New York, NY 10016	212-888-4673	Member	Market Maker
Chopper Securities, LLC	5/16/2011	141 West Jackson Boulevard Suite 2201A Chicago, IL 60604	312-628-3530	Member	Proprietary
Chopper Trading, LLC	11/17/2008	141 West Jackson Boulevard Suite 2201A Chicago, IL 60604	312-628-3530	Sponsored Participant	Proprietary
Churchill Capital USA, Inc.	8/18/2008	1270 Avenue of the Americas Suite 1910 New York, NY 10020	212-994-5477	Member	Agency
CIBC World Markets Corp.	8/18/2008	425 Lexington Avenue New York, NY 10017	212-667-7030	Member	Proprietary
Citadel Securities, LLC (formerly Citadel Derivatives Group, LLC)	10/23/2008	131 South Dearborn Street 32nd Floor Chicago, IL 60603	312-756-4416	Member	Market Maker
Citigroup Global Markets, Inc.	9/24/2008	390-388 Greenwich Street New York, NY 10013	212-723-7700	Member	Full Service
CJS Securities, Inc.	7/15/2009	50 Main Street Suite 325 White Plains, NY 10606	914-287-7600	Member	Agency
CMT Fund XXV Limited	7/2/2012	500 West Monroe Street Suite 2630 Chicago, IL 60661	312-320-7897	Sponsored Participant	Agency
CMT Trading, LLC	3/17/2014	500 West Monroe Street Suite 2630 Chicago, IL 60661	312-612-6930	Member	Proprietary
Cobra Trading, Inc.	9/1/2011	825 Market Street Suite 240 Allen, TX 75013	214-644-0490	Member	Agency
Compass Professional Services, LLC	6/15/2011	111 W. Jackson Boulevard 20th Floor Chicago, IL 60604	312-692-5010	Member	Proprietary
Concept Capital Markets, LLC	3/15/2011	1010 Franklin Avenue Suite 303 Garden City, NY 11530	212-702-7198	Member	Agency
Convergex Execution Solutions, LLC (formerly BNY Convergex Execution Solutions, LLC and BNY Brokerage, LLC)	10/15/2008	1633 Broadway 48th Floor New York, NY 10019	212-468-8466	Member	Full Service
ConvergEx Prime Services, LLC (formerly NorthPoint Trading Partners, LLC)	10/15/2008	30000 Mill Creek Avenue Suite 200 Alphareta, GA 30022	678-405-4200	Member	Agency
COR Clearing, LLC (formerly Legent Clearing, LLC)	10/15/2009	1200 Landmark Center 1299 Farnam Street Suite 800 Omaha, NE 68102	402-384-6164	Member	Clearing Firm
Cowen and Company, LLC	8/18/2008	599 Lexington Avenue 20th Floor New York, NY 10022	646-562-1623	Member	Market Maker
Credit Agricole Securities (USA), Inc. (formerly Calyon Securities (USA), Inc.)	10/23/2008	1301 Avenue of the Americas 13th Floor New York, NY 10019	212-261-3858	Member	Full Service
Credit Suisse Securities (USA), LLC	9/3/2008	11 Madison Avenue 24th Floor New York, NY 10010	212-538-6067	Member	Full Service
Custom Equity Research, Inc. dba Summer Street Research Partners	8/18/2008	101 Arch Street Suite 2010 Boston, MA 02110	617-338-7500	Member	Agency
Cutler Group, LP	4/1/2010	101 Montgomery Street Suite 700 San Francisco, CA 94104	415-293-3956	Member	Market Maker
Cuttone & Company, Inc.	8/18/2008	111 Broadway 10th Floor New York, NY 10006	646-943-5420	Member	Market Maker
DART Executions, LLC	8/18/2008	350 North Orleans Street Suite 2N Chicago, IL 60654	312-244-5408	Member	Proprietary
DE Route (formerly DirectEdge ECN)	9/8/2008	545 Washington Boulevard Jersey City, NJ 07310	212-479-2319	Member	ATS
Delaney Equity Group, LLC	10/15/2008	2401 PGA Boulevard Suite 110 Palm Beach Gardens, FL 33410	561-202-6004	Member	Agency
Deutsche Bank Securities, Inc.	10/15/2008	60 Wall Street New York, NY 10005	212-250-7635	Member	Full Service
Direct Access Partners, LLC	8/18/2008	40 Wall Street 42nd Floor New York, NY 10005	212-850-8892	Member	Agency
Divine Capital Markets, LLC	10/15/2009	39 Broadway 36th Floor New York, NY 10006	212-344-5867	Member	Agency
Doft & Co., Inc.	2/17/2009	55 East 59th Street 12th Floor New York, NY 10022	212-421-5558	Member	Agency
Dominick & Dominick, LLC	10/15/2008	150 East 52nd Street New York, NY 10022	212-558-8902	Member	Institutional
DRW Securities, LLC	9/1/2009	540 West Madison Street Suite 2500 Chicago, IL 60661	312-542-3226	Member	Proprietary / Market Maker
DV Trading	12/15/2008	116 Spadina Avenue Suite 703 Toronto ON M5V-2K6	416-979-1394	Sponsored Participant	Market Maker
Electronic Brokerage Systems, LLC	10/23/2008	180 W. Adams Street 6th Floor Chicago, IL 60603	312-986-6210	Member	Market Maker
Electronic Transaction Clearing, Inc.	10/23/2008	660 S. Figueroa Street Suite 1450 Los Angeles, CA 90017	213-402-1564	Member	Market Maker
Essex Radez, LLC	2/17/2009	440 South LaSalle Suite 1111 Chicago, IL 60605	312-212-1815	Member	Service Bureau
Evercore Group, LLC	6/2/2010	55 East 52nd Street 38th Floor New York, NY 10055	212-822-7572	Member	Agency
FC Capital, LTD	11/1/2011	44B The Broadway London, United Kingdom NW7 2LH	44-208-906-8814	Sponsored Participant	Proprietary
Feltl & Company	8/22/2008	2100 LaSalle Plaza 800 LaSalle Avenue Minneapolis, MN 55402	612-492-8888	Member	Market Maker

Company Name	Date Approved by BATS	Address	Phone Number	Type of User	Primary Activities
Finance 500, Inc.	8/18/2008	19762 MacArthur Boulevard Suite 200 Irvine, CA 92612	949-502-6801	Member	Market Maker
First Clearing, LLC	8/18/2008	One North Jefferson Avenue Mail Code: H0004-095 St. Louis, MO 63103	314-875-4843	Member	Full Service
First New York Securities, LLC	3/13/2009	90 Park Avenue 5th Floor New York, NY 10016	212-848-0600	Member	Proprietary
Firstrade Securities, Inc.	8/18/2008	133-25 37th Avenue Flushing, NY 11354	718-269-1499	Member	Proprietary
Flow Traders BV	11/1/2010	Jacob Bontiusplatts 9 PO Box 11306 Amsterdam Netherlands 1018 LL	31-20-799-6799	Sponsored Participant	Proprietary
Flow Traders US, LLC	10/1/2009	1095 Avenue of the Americas 24th Floor, Suite B New York, NY 10036	917-210-5020	Member	Hedge Fund
G1 Execution Services, LLC (formerly E*Trade Capital Markets, LLC)	8/18/2008	440 South LaSalle Suite 3030 Chicago, IL 60605	312-986-8232	Member	Market Maker
GB Trading, LLC	10/15/2009	40 Fulton Street 17th Floor New York, NY 10038	212-379-5634	Sponsored Participant	Agency
GB Trading, LLC	7/1/2011	40 Fulton Street 17th Floor New York, NY 10038	212-379-5634	Sponsored Participant	Agency
GDK, Inc.	6/1/2010	c/o ART Advisors, LLC 500 Park Avenue New York, NY 10022	212-303-6179	Member	Proprietary
GETCO Execution Services, LLC	8/18/2008	350 North Orleans 3rd Floor South Chicago, IL 60654	312-242-4600	Member	ATS
GFI Securities, LLC	10/23/2008	55 Water Street 10th Floor New York, NY 10041	212-968-4100	Member	Agency
Gildner Gagnon Howe & Co., LLC	10/23/2008	3 Columbus Circle New York, NY 10019	212-424-0208	Member	Institutional
Global American Investments, Inc.	2/15/2012	20277 Valley Boulevard Suite A Walnut, CA 91789	312-919-2831	Member	Retail
Global Execution Brokers, LP	2/1/2010	401 City Avenue Suite 220 Bala Cynwyd, PA 19004	312- 435-4167	Member	Institutional
Global HFT Management, LLC	10/1/2010	800 Third Avenue New York, NY 10022	212-813-0870	Sponsored Participant	Proprietary
Global Liquidity Partners, LLC	5/17/2010	12 Broad Street Suite 201 Redbank, NJ 07701	773-459-4665	Sponsored Participant	Agency
Global Liquidity Partners, LLC	4/21/2011	12 Broad Street Suite 201 Redbank, NJ 07701	773-459-4665	Sponsored Participant	Agency
Goldman Sachs & Co.	10/23/2008	200 West Street New York, NY 10282	212-357-4587	Member	Full Service
Goldman Sachs Execution & Clearing, LP	10/15/2008	200 West Street New York, NY 10282	212-357-7519	Member	Full Service
Grace Financial Group, LLC	10/23/2008	83 Jobs Lane Southhampton, NY 11968	631-287-4633	Member	Agency
Green Street Advisors, Inc.	11/1/2011	660 Newport Center Drive Suite 800 Newport Beach, CA 92660	214-749-4730	Member	Agency
GSN North America, Inc. (formerly ESN North America, Inc.)	8/18/2008	520 Madison Avenue New York, NY 10022	212-659-6292	Member	Agency
GTS Securities, LLC	2/17/2009	545 Madison Avenue 15th Floor New York, NY 10022	212-813-0870	Sponsored Participant	Proprietary
GTS Securities, LLC	12/17/2013	545 Madison Avenue 15th Floor New York, NY 10022	212-715-2837	Member	Proprietary
HAP Trading, LLC (formerly PFTC Trading, LLC)	10/1/2009	33 Whitehall Street 6th Floor New York, NY 10004	212-380-5186	Member	Proprietary
Hardcastle Trading USA, LLC	4/15/2009	755 Secaucus Road Suite F-1110 Secaucus, NJ 07094	201-305-8817	Member	Proprietary
Henning-Carey Proprietary Trading, LLC.	5/2/2012	141 W. Jackson Boulevard Suite 1801 Chicago, IL 60604	312-789-8764	Sponsored Participant	Proprietary
Henning-Carey Proprietary Trading, LLC.	8/15/2012	141 W. Jackson Boulevard Suite 1801 Chicago, IL 60604	312-789-8764	Sponsored Participant	Proprietary
Highbridge Capital Management, LLC	10/23/2008	9 West 57th Street 27th Floor New York, NY 10019	212-287-4900	Sponsored Participant	Proprietary
HRT Financial, LLC	2/1/2010	32 Old Slip 30th Floor New York, NY 10005	212-293-1927	Member	Proprietary
HRT Financial, LLC	1/14/2010	32 Old Slip 30th Floor New York, NY 10005	212-293-1927	Sponsored Participant	Proprietary
IEX Services, LLC	10/1/2013	7 World Trade Center 30th Floor New York, NY 10007	646-568-2337	Member	ATS
IMC Financial Markets (formerly IMC Chicago, LLC)	8/18/2008	233 South Wacker Drive Suite 4300 Chicago, IL 60606	312-244-3320	Member	Proprietary
Imperial Capital, LLC	10/23/2008	2000 Avenue of the Stars 9th Floor Los Angeles, CA 90067	310-246-3674	Member	Market Maker
Instinet, LLC	8/18/2008	1095 Avenue of the Americas New York, NY 10036	212-310-4097	Member	Agency
Interactive Brokers, LLC	8/18/2008	One Pickwick Plaza 2nd Floor Greenwich, CT 06830	203-618-5870	Member	Full Service
International Correspondent Trading, Inc.	8/18/2008	525 Washington Boulevard Suite 2401 Jersey City, NJ 07310	201-222-9300	Member	Agency
ISTRA, LLC	1/4/2010	230 Park Avenue 10th Floor New York, NY 10169	718-618-4929	Sponsored Participant	Proprietary

Company Name	Date Approved by BATS	Address	Phone Number	Type of User	Primary Activities
ISTRA, LLC	12/15/2011	230 Park Avenue 10th Floor New York, NY 10169	718-618-4929	Sponsored Participant	Proprietary
ITG Derivatives, LLC (formerly Redsky Financial, LLC)	8/18/2008	601 S. LaSalle Street Suite 300 Chicago, IL 60605	312-334-8042	Member	Market Maker
ITG, Inc.	8/18/2008	One Liberty Plaza 165 Broadway, 4th Floor New York, NY 10006	212-444-6259	Member	Agency
Jane Street Capital, LLC	5/1/2009	One New York Plaza New York, NY 10004	212-651-6060	Member	Agency / Proprietary
Jane Street Markets, LLC	8/18/2008	One New York Plaza New York, NY 10004	212-651-6032	Member	Institutional
Jane Street Options, LLC	1/3/2012	One New York Plaza New York, NY 10004	212-651-6969	Sponsored Participant	Proprietary
Jaypee International, Inc.	10/15/2009	30 South Wacker Drive Suite 1700 Chicago, IL 60606	312-655-7606	Member	Agency
Jefferies Execution Services, Inc.	8/26/2008	520 Madison Avenue New York, NY 10022	646-805-5415	Member	Full Service
Jefferies Execution Services, Inc.	2/1/2012	520 Madison Avenue New York, NY 10022	646-805-5414	Sponsored Participant	Full Service
Jefferies Investment Advisers	7/1/2011	520 Madison Avenue New York, NY 10022	212-323-3993	Sponsored Participant	Full Service
Jefferies, LLC (formerly Jefferies & Company, Inc.)	10/23/2008	520 Madison Avenue New York, NY 10022	212-323-3987	Member	Full Service
JNK Securities Corp.	11/17/2008	902 Broadway 20th Floor New York, NY 10010	212-885-6311	Member	Agency
JP Morgan Clearing Corp.	10/23/2008	383 Madison Avenue New York, NY 10179	212-272-6655	Member	Full Service
JP Morgan Securities, LLC (formerly JP Morgan Securities, Inc.)	8/18/2008	383 Madison Avenue New York, NY 10179	212-622-5504	Member	Full Service
Juliet Group, LLC	3/1/2011	240 E. 35th Street #3A New York, NY 10016	646-360-0595	Sponsored Participant	Proprietary
Jump Trading, LLC	8/18/2008	600 West Chicago Avenue Suite 825 Chicago, IL 60654	312-930-9603	Member	Proprietary
JVB Financial, LLC (formerly C&Co/PrinceRidge; formerly The PrinceRidge Group, LLC)	8/2/2010	1633 Broadway 28th Floor New York, NY 10019	646-792-5601	Member	Proprietary
KCG Americas, LLC (formerly Knight Capital Americas, LLC; formerly Knight Execution & Clearing Services, LLC; formerly Knight Clearing Services, LLC)	9/15/2009	545 Washington Boulevard Jersey City, NJ 07310	201-356-4232	Member	Agency
Keefe Bruyette & Woods, Inc.	8/18/2008	787 7th Avenue New York, NY 10019	212-887-8965	Member	Agency
Kepler Capital Markets, Inc.	7/15/2013	600 Lexington Avenue 28th Floor New York, NY 10022	212-710-7625	Member	Agency
Kershner Securities, LLC	2/12/2009	1825-B Kramer Lane Suite 200 Austin, TX 78758	512-439-8140	Member	Proprietary
Key Banc Capital Markets, Inc.	11/17/2008	127 Public Square Cleveland, OH 44114	216-443-3978	Member	Agency
Keystone Trading Partners	2/1/2013	660 Narcisi Lane Wayne, PA 19018	918-407-3288	Member	Options Market Maker
L & R Trading, LLC	9/1/2011	61 Broadway Suite 2830 New York, NY 10006	212-433-7262	Member	Market Maker
Lampert Capital Markets, Inc.	2/18/2014	477 Madison Avenue Suite 230 New York, NY 10022	(646) 367-4660	Member	Introducing Broker
Latour Trading, LLC	8/17/2009	377 Broadway 10th Floor New York, NY 10013	917-388-8625	Member	Proprietary
Latour Trading, LLC	8/3/2009	377 Broadway 10th Floor New York, NY 10013	212-219-6063	Sponsored Participant	Proprietary
LavaFlow, Inc.	9/11/2008	388 Greenwich Street 29th Floor New York, NY 10013	212-519-8965	Member	Agency
Lazard Capital Markets, LLC	11/16/2009	30 Rockefeller Plaza New York, NY 10020	212-632-2650	Member	Institutional
Leerink Partners, LLC (formerly Leerink Swann, LLC)	8/18/2008	1 Federal Street 37th Floor Boston, MA 02110	800-808-7525	Member	Agency
Legend Securities, Inc.	8/18/2008	45 Broadway 32nd Floor New York, NY 10006	212-344-5747	Member	Institutional
Lek Securities Corporation	8/18/2008	1 Liberty Plaza 165 Broadway, 52nd Floor New York, NY 10006	212-509-2300	Member	Agency
Letsgotrade, Inc dba Choicetrade	9/23/2008	197 State Route 18 Suite 3000 East Brunswick, NJ 08816	732-214-2660	Member	Retail
Lightspeed Trading, LLC	8/18/2008	1001 Avenue of the Americas 16th Floor New York, NY 10018	646-393-4814	Member	Proprietary
Lime Brokerage, LLC	8/18/2008	625 Broadway 12th Floor New York, NY 10012	212-219-6086	Member	Agency
Lime Brokerage, LLC	7/1/2011	625 Broadway 12th Floor New York, NY 10012	212-824-5577	Sponsored Participant	Agency
Limestone Chicago, LLC	10/15/2009	377 Broadway 11th Floor New York, NY 10013	212-219-6063	Sponsored Participant	Proprietary
Limestone Trading, LLC	9/6/2008	377 Broadway 11th Floor New York, NY 10013	212-219-6011	Sponsored Participant	Proprietary
Liquidnet, Inc.	9/1/2009	498 7th Avenue 12th Floor New York, NY 10018	646-660-8310	Member	Institutional

Company Name	Date Approved by BATS	Address	Phone Number	Type of User	Primary Activities
LiquidPoint, LLC	9/1/2010	311 South Wacker Drive Suite 4700 Chicago, IL 60606	312-986-2006	Member	Order Management Service
Lynx Capital Partners, LLC	11/15/2010	17 Battery Place #204 New York, NY 10004	646-405-6926	Sponsored Participant	Proprietary
Macquarie Capital (USA), Inc.	12/1/2009	125 West 55th Street Level 22 New York, NY 10019	212-231-2501	Member	Agency
MB Trading	2/17/2009	1926 East Maple Avenue El Segundo, CA 90245	866-628-3001	Member	Retail / Agency
Merrill Lynch Pierce, Fenner & Smith, Incorporated	8/18/2008	One Bryant Park New York, NY 10036	212-449-6090	Member	Full Service
Merrill Lynch Professional Clearing Corp. (formerly PAX Division of ML Clearing Corp.)	8/18/2008	One Bryant Park NY1-100-06-01 New York, NY 10036	312-260-5601	Member	Clearing Firm
Merriman Capital, Inc. (formerly Merriman Curhan Ford and Co.)	5/17/2010	250 Montgomery Street 16th Floor San Francisco, CA 94104	415-262-1395	Member	Market Maker
Mesh Capital, LLC	11/15/2012	30 Montgomery Street Suite 1250 Jersey City, NJ 07302	201-918-4204	Sponsored Participant	Proprietary
MF Global, Inc.	8/18/2008	717 Fifth Avenue 9th Floor New York, NY 10022	312-261-7302	Member	Agency
Millennium International Management, LP	5/26/2011	666 Fifth Avenue 8th Floor New York, NY 10103	212-841-4100	Sponsored Participant	Proprietary
Milstream Securities, LLC (formerly Milstream Strategy Group, LLC)	4/15/2011	551 Fifth Avenue Suite 601 New York, NY 10176	212-557-6214	Sponsored Participant	Proprietary
Mismi, Inc.	11/2/2009	810 7th Avenue Suite 220 New York, NY 10019	646-839-6107	Member	ATS
Mitsubishi UFJ Securities (USA), Inc.	8/18/2008	1633 Broadway 29th Floor New York, NY 10019	212-782-4187	Member	Institutional / Agency
Mizuho Securities USA, Inc.	6/1/2010	320 Park Avenue 12th Floor New York, NY 10022	212-209-9338	Member	Agency
MKM Partners, LLC	8/3/2009	300 First Stamford Place 4th Floor East Wing Stamford, CT 06902	203-987-4005	Member	Agency
Monadnock Capital Management, LP	5/15/2009	1845 Walnut Street Suite 940 Philadelphia, PA 19103	215-405-7280	Member	Proprietary / Market Maker
Montecito Advisors, Inc.	5/16/2011	2015 State Street Suite B Santa Barbara, CA 93105	805-682-1484	Member	Proprietary
Morgan Keegan & Company, Inc.	10/23/2008	50 North Front Street Memphis, TN 38103	901-579-4517	Member	Agency
Morgan Stanley & Co., LLC (formerly Morgan Stanley & Co., Inc.)	10/23/2008	1585 Broadway New York, NY 10036	212-761-9324	Member	Full Service
MP Capital, LP	1/2/2009	1818 Market Street 18th Floor Philadelphia, PA 19103	917-748-7643	Member	Proprietary
MPS Global Securities, LLC	5/3/2010	140 East 45th Street 42nd Floor New York, NY 10017	212-331-6583	Member	Proprietary
MYD Market, Inc.	2/1/2010	608 5th Avenue Suite 602 New York, NY 10020	212- 424-2101	Member	Agency
Nasdaq Execution Services, LLC	8/19/2008	One Liberty Plaza 165 Broadway New York, NY 10006	212-231-5177	Member	Exchange
Nasdasq Options Services, LLC	2/1/2010	One Liberty Plaza 165 Broadway New York, NY 10006	212-401-8970	Member	Exchange
National Financial Services, LLC	8/18/2008	200 Seaport Boulevard Boston, MA 02210	201-915-8264	Member	Retail / Agency
National Securities Corporation	7/1/2009	1001 Fourth Avenue Suite 3750 Seattle, WA 98154	212-417-3636	Member	Agency
Needham & Company, LLC	10/23/2008	445 Park Avenue New York, NY 10022	212-371-8411	Member	Market Maker
Newedge USA, LLC (formerly Fimat USA)	10/23/2008	550 W. Jackson Boulevard Suite 500 Chicago, IL 60661	646-557-8387	Member	Full Service
Nomura Securities International, Inc.	10/23/2008	Worldwide Plaza 309 West 49th Street New York, NY 10019	212-667-9131	Member	Institutional
North Moore Trading, LLC	6/1/2009	377 Broadway 11th Floor New York, NY 10013	212-219-6063	Sponsored Participant	Proprietary
Northern Trust Securities, Inc.	8/18/2008	50 South LaSalle Street Chicago, IL 60603	312-630-6045	Member	Market Maker
Northland Securities, Inc.	12/15/2010	45 South 7th Street 20th Floor Minneapolis, MN 55402	612-851-5934	Member	Proprietary
Novel Capital Management Software, LLC	4/1/2009	18911 Collins Avenue Sunny Isles Beach, FL 33160	508-332-4093	Sponsored Participant	Hedge Fund
OBD Securities, LLC	9/1/2011	150 N. Michigan Avenue Suite 3700 Chicago, IL 60601	312-768-1643	Member	Proprietary
OBEX Securities, LLC	5/2/2011	1865 Palmer Avenue Suite 208 Larchmont, NY 10538	914-833-1800	Member	Agency
OCTEG, LLC	8/18/2008	350 North Orleans 3rd Floor South Chicago, IL 60654	312-334-4748	Member	Proprietary
Old Mission Capital, LLC	4/16/2012	314 West Superior Suite 200 Chicago, IL 60654	617-642-6120	Member	Proprietary
Oppenheimer & Co., Inc.	10/23/2008	85 Broad Street 22nd/24th Floor New York, NY 10004	212-668-8152	Member	Agency
optionsXpress, Inc.	6/15/2010	311 West Monroe Suite 1000 Chicago, IL 60606	312-630-3300	Member	Retail

Company Name	Date Approved by BATS	Address	Phone Number	Type of User	Primary Activities
Optiver US, LLC	6/15/2009	130 East Randolph Street 13th Floor Chicago, IL 60601	312-821-9263	Member	Proprietary / Market Maker
OTA, LLC	8/18/2008	One Manhattanville Road Purchase, NY 10577	914-460-4071	Member	Institutional
OTR Global Trading, LLC	12/15/2008	One Manhattanville Road Purchase, NY 10577	914-460-4099	Member	Institutional
Parhelion, Ltd.	9/1/2011	Governors Square Grand Cayman Cayman Islands KY1-1206	646-808-0390	Sponsored Participant	Proprietary
PDQ ATS, Inc.	10/15/2008	2624 Patriot Boulevard Glenview, IL 60026	224-521-2494	Member	ATS
PEAK6 Capital Management, LLC	11/3/2008	141 W. Jackson Boulevard Chicago, IL 60604	312-362-2401	Sponsored Participant	Market Maker
Penserra Securities, LLC	8/18/2008	140 Broadway 26th Floor New York, NY 10005	212-607-3190	Member	Agency
Pershing, LLC	8/18/2008	One Pershing Place Jersey City, NJ 07399	201-413-2826	Member	Agency
Pinnacle Capital Marktes, LLC	11/3/2008	4700 Falls Neuse Suite 390 Raleigh, NC 27609	919-850-0888	Member	Agency
Piper Jaffray & Co.	10/15/2008	800 Nicollet Mall Minneapolis, MN 55402	612-303-2211	Member	Market Maker
Potamus Trading, LLC	4/15/2013	2 Seaport Lane 5th Floor Boston, MA 02210	617-855-8721	Member	Proprietary / Market Maker
Pragma Securities, LLC	10/15/2010	360 Park Avenue South 20th Floor New York, NY 10010	212-617-9781	Member	Institutional / Agency
Primary Capital, LLC	3/1/2010	80 Wall Street 5th Floor New York, NY 10006	212-300-0060	Member	Agency
Q1 Partners, LP	7/1/2010	c/o Quantlab Capital Management 4200 Montrose Blvd #200 Houston, TX 77006	713-333-5445	Sponsored Participant	Proprietary
Qtrade Capital Partners, LLC	9/1/2010	240-244 North Avenue West Suite 301 Westfield, NJ 07090	908-232-5693	Sponsored Participant	Proprietary
Quantex Clearing, LLC	10/3/2011	70 Hudson Street Hoboken, NJ 07030	646-214-5608	Member	Clearing Firm
Quantlab Securities, LP	8/18/2008	4200 Montrose Boulevard Suite 200 Houston, TX 77006	713-333-3704	Member	Proprietary
Quantlab Trading Partners, LP	7/1/2010	c/o Quantlab Capital Management 4200 Montrose Blvd #200 Houston, TX 77006	713-333-5445	Sponsored Participant	Proprietary
Quiet Light Securities, LLC	8/29/2008	141 W. Jackson Boulevard Suite 202A Chicago, IL 60604	312-229-4195	Member	Proprietary
Rackson Asset Management, LLC	10/1/2009	2000 Broadway Suite 22C New York, NY 10023	212-724-2567	Sponsored Participant	Proprietary
Rafferty Capital Markets, LLC	6/1/2010	1010 Franklin Avenue Garden City, NY 11530	646-572-3583	Member	Agency
Rainier Investment Management, Inc.	1/4/2010	601 Union Street Suite 2801 Seattle, WA 98101	206-518-6658	Sponsored Participant	Hedge Fund
Raven Securities Corp.	6/1/2009	Accounting & Compliance International 40 Wall Street, 17th Floor New York, NY 10005	212-952-0634	Member	Agency
RBC Capital Markets, LLC (formerly RBC Capital Markets Corporation)	9/18/2008	3 World Financial Center 200 Vesey Street New York, NY 10281	612-373-1680	Member	Market Maker
Red Cedar Trading, LLC	4/2/2012	520 Lake Cook Road Suite 110 Deerfield, IL 60015	847-571-2865	Member	Market Maker
Redburn Partners (USA), LP	5/15/2009	565 Fifth Avenue 26th Floor New York, NY 10017	212-803-7303	Member	Agency
RenCap Securities, Inc.	11/17/2008	780 Third Avenue 20th Floor New York, NY 10017	212-824-1097	Member	Agency
RGM Securities, LLC	8/3/2009	221 West 6th Street Suite 2030 Austin, TX 78701	512-807-5302	Member	Proprietary
River Cross Securities, LLLP	5/1/2009	401 City Avenue Suite 912 Bala Cynwyd, PA 19004	610-747-2333	Member	ATS
RJL Capital Group, LLC	5/15/2012	2 Teleport Drive Suite 107 Staten Island, NY 10311	718-303-6000	Member	Agency
Robert W. Baird & Co., Incorporated	10/23/2008	777 East Wisconsin Avenue Milwaukee, WI 53202	414-765-3910	Member	Market Maker
Ronin Capital, LLC	5/15/2012	350 N. Orleans Street Suite 2N Chicago, IL 60654	312-244-5284	Member	Market Maker
Ronin Capital, LLC	8/17/2009	350 N. Orleans Street Suite 2N Chicago, IL 60654	312-244-5284	Sponsored Participant	Proprietary / Market Maker
Rosenblatt Securities, Inc.	8/18/2008	20 Broad Street 26th Floor New York, NY 10005	212-943-5225	Member	Agency
Roth Capital Partners, LLC	8/18/2008	888 San Clemente Suite 150 Newport Beach, CA 92660	949-720-5708	Member	Market Maker
RW Pressprich & Co. (formerly RW Pressprich & Co., Inc.)	2/17/2009	4521 Fifth Avenue New York, NY 10018	212-832-6254	Member	Agency
SAC Capital Advisors, LP (formerly SAC Capital Advisors, LLC)	10/23/2008	72 Cummings Point Road Stamford, CT 06902	203-890-2275	Sponsored Participant	Hedge Fund
Samurai Trading, LLC	7/1/2009	515 Madison Avenue 22nd Floor New York, NY 10022	212-935-9835	Member	Market Maker
Sanford C. Bernstein & Co, LLC	9/10/2008	1345 Ave of the Americas New York, NY 10105	212-823-2896	Member	Agency

Company Name	Date Approved by BATS	Address	Phone Number	Type of User	Primary Activities
Santander Investment Securities, Inc.	4/15/2009	45 East 53rd Street New York, NY 10022	212-350-3659	Member	Institutional
Scotia Capital (USA), Inc.	3/2/2009	1 Liberty Plaza 165 Broadway New York, NY 10006	212-225-6705	Member	Institutional
Scottrade, Inc.	6/1/2010	12800 Corporate Hill Drive St. Louis, MO 63131	314-965-1555 x.6402	Member	Retail
Scout Trading, LLC	4/1/2010	12 E. 49th Street Suite 1206 New York, NY 10017	646-783-7001	Member	Proprietary
Scout Trading, LLC	8/3/2009	12 E. 49th Street Suite 1206 New York, NY 10017	646-807-8269	Sponsored Participant	Proprietary
Seven Points Capital, LLC	8/18/2008	805 Third Avenue 15th Floor New York, NY 10022	212-760-0760	Member	Agency
SG Americas Securities, LLC	9/17/2008	245 Park Avenue New York, NY 10167	212-278-5232	Member	Proprietary
Simplex Investments, LLC	6/1/2012	230 S. LaSalle Street Suite 4-100 Chicago, IL 60604	312-360-2447	Sponsored Participant	Market Maker
SJ Levinson & Sons, LLC	8/18/2008	2700 Westchester Avenue Suite 109 Purchase, NY 10577	914-220-1654	Member	Agency
Solowey & Co.	10/23/2008	6801 SW 101 Street Miami, FL 33156	305-668-3389	Member	Market Maker
Southwest Securities, Inc.	10/23/2008	1201 Elm Street Suite 3500 Dallas, TX 75270	214-859-5125	Member	Clearing Firm
Spire Europe Limited	8/1/2011	40 Queen Street 1st Floor London, UK EC4R 1DD	917-388-8607	Sponsored Participant	Proprietary
Spire Master Fund, Ltd.	12/15/2008	73 Front Street Hamilton Bermuda HMCX	212-219-6063	Sponsored Participant	Hedge Fund
Spire X Trading, LLC	4/1/2013	377 Broadway 11th Floor New York, NY 10013	917-388-8625	Sponsored Participant	Proprietary
Spot Trading, LLC	6/1/2012	440 South Lasalle Suite 2800 Chicago, IL 60605	312-362-4569	Member	Proprietary
Starpoint Securities, LC	3/2/2009	9401 Nall Avenue Suite 200 Prairie Village, KS 66207	913-642-6613	Sponsored Participant	Proprietary
State Street Global Markets, LLC	3/15/2011	State Street Financial Center One Lincoln Street Boston, MA 02111	617-664-4809	Member	Full Service
Stifel, Nicolaus & Company, Incorporated	8/18/2008	501 North Broadway St. Louis, MO 63102	410-454-4096	Member	Agency
Stock USA Execution Services, Inc. (formerly Stock USA Investments)	8/18/2008	1717 Route 6 Suite 102 Carmel, NY 10542	845-531-2631	Member	Agency
Stratus International Management	7/2/2012	17 Battery Place Suite 204 New York, NY 10004	212-991-9480	Sponsored Participant	Proprietary
Stratus Master Limited	8/2/2010	6-8 Boulevard Haussmann Paris, France 75009	33-14-949-5915	Sponsored Participant	Proprietary
Strike Technologies, LLC	10/23/2008	545 Madison Avenue 15th Floor New York, NY 10022	212-659-3915	Sponsored Participant	Proprietary
Stuart Frankel & Co., Incorporated	8/18/2008	60 Cutter Mill Road Suite 406 Great Neck, NY 11021	212-943-8788	Member	Agency
Stuyvesant Trading Group, LLC	8/15/2013	100 Wall Street Suite 604-A New York, NY 10005	212-433-7124	Member	Market Maker
Sumo Captial, LLC	7/15/2013	440 S LaSalle Street Suite 2101 Chicago, IL 60605	212-433-7667	Member	Proprietary
Sun Trading, LLC	8/18/2008	100 South Wacker Suite 300 Chicago, IL 60606	312-924-4751	Member	Proprietary
Sungard Brokerage & Securities Services, LLC (formerly Assent, LLC)	8/18/2008	2100 Enterprise Avenue Geneva, IL 60134	201-356-1488	Member	Agency
Susquehanna Capital Group	9/3/2008	401 City Avenue Suite 220 Bala Cynwyd, PA 19004	610-617-2996	Member	Institutional / Agency
Susquehanna Financial Group, LLLP	9/3/2008	401 City Avenue Suite 220 Bala Cynwyd, PA 19004	610-617-2999	Member	Institutional / Agency
T3 Trading Group, LLC	4/16/2012	One State Street Plaza 10th Floor New York, NY 10004	646-454-3593	Sponsored Participant	Proprietary
Talon Trading, LLC	9/6/2008	213 W. Institute Place Suite 703 Chicago, IL 60610	312-337-3712	Sponsored Participant	Proprietary
TD Ameritrade Clearing, Inc.	5/3/2011	200 South 108th Avenue Omaha, NE 68154	402-970-5271	Member	Agency
Telsey Advisory Group, LLC	1/24/2011	535 Fifth Avenue 12th Floor New York, NY 10017	212-584-4628	Member	Agency
Tewksbury Investment Fund, Ltd.	10/23/2008	Washington Mall I 20th Church Street, 4th Floor Hamilton, HM 11 Bermuda	212-310-7076	Sponsored Participant	Proprietary
Tewksbury Investment Fund, Ltd.	7/1/2011	Washington Mall I 20th Church Street, 4th Floor Hamilton, HM 11 Bermuda	610-971-5000	Sponsored Participant	Proprietary
Tewksbury Investment Fund, Ltd.	10/17/2011	Washington Mall I 20th Church Street, 4th Floor Hamilton, HM 11 Bermuda	610-971-5000	Sponsored Participant	Proprietary
The Williams Capital Group, LP	6/16/2009	650 Fifth Avenue 11th Floor New York, NY 10019	212-830-4559	Member	Agency
Themis Trading, LLC	8/18/2008	10 Town Square Suite 100 Chatham, NJ 07928	866-384-3647	Member	Agency
Think Trade, LLC	2/1/2010	2210 Encintas Boulevard Suite I Encintas, CA 92024	760-452-2451	Sponsored Participant	Proprietary

Company Name	Date Approved by BATS	Address	Phone Number	Type of User	Primary Activities
Timber Hill, LLC	2/16/2010	One Pickwick Plaza Suite 200 Greenwich, CT 06830	203-618-5806	Member	Market Maker
Track Data Securities Corp.	9/10/2008	1122 Coney Island Avenue Brooklyn, NY 11230	718-923-3091	Member	ATS
Tradebot Systems, Inc.	8/18/2008	1251 NW Briarcliff Parkway Suite 700 Kansas City, MO 64116	816-285-6403	Member	Proprietary
Tradebot Systems, Inc.	4/5/2012	1251 NW Briarcliff Parkway Suite 700 Kansas City, MO 64116	816-285-6434	Sponsored Participant	Proprietary
TradeKing, LLC (formerly Kane Reid Securities Group, Inc. dba TradeKing)	10/15/2009	888 E. Las Olas Boulevard Suite 300 Fort Lauderdale, FL 33301	561-271-9290	Member	Agency
TradeStation Securities, Inc.	8/18/2008	8050 SW 10th Street Suite 2000 Plantation, FL 33324	954-652-7856	Member	Market Maker
Tradevue, LLC	10/15/2008	178 S. Main Street Alpharetta, GA 30009	678-339-3400	Sponsored Participant	Proprietary
Tradeworx Epsilon, LLC	3/1/2010	2711 Centerville Road Suite 400 Wilmington, DE 19808	732-450-8401	Sponsored Participant	Proprietary
Tradeworx LUSP, LLC	2/2/2009	10 Broad Street Third Floor Red Bank, NJ 07701	732-450-8402	Sponsored Participant	Proprietary
TRC Helepolis, Ltd. (formerly RTS Trading, Ltd.)	12/11/2009	377 Broadway 11th Floor New York, NY 10013	646-472-1792	Sponsored Participant	Proprietary
Trinity Capital Research, LLC dba Quantum Edge Group, LLC (formerly Trinity Capital Research, LLC)	6/1/2011	370 Lexington Avenue New York, NY 10168	845-893-7209	Sponsored Participant	Proprietary
Tripoint Global Equities, LLC	6/15/2011	130 West 42nd Street 10th Floor New York, NY 10036	917-512-0822	Member	Proprietary
Tudor, Pickering, Holt & Co. Securities, Inc.	8/18/2008	1111 Bagby Suite 4900 Houston, TX 77002	713-333-2976	Member	Agency
Two Sigma Investments, LLC	9/1/2009	100 Avenue of the Americas 4th Floor New York, NY 10013	212-775-6678	Sponsored Participant	Proprietary
Two Sigma Partners Master Fund, Ltd.	3/2/2009	100 Avenue of the Americas 4th Floor New York, NY 10013	212-775-6678	Sponsored Participant	Proprietary
Two Sigma Securities, LLC	10/1/2009	100 Avenue of the Americas 4th Floor New York, NY 10013	646-292-6643	Member	Proprietary
Two Sigma Securities, LLC	7/1/2009	100 Avenue of the Americas 4th Floor New York, NY 10013	646-292-6643	Sponsored Participant	Proprietary
Tydall Trading, LLC	10/15/2010	1575 Indian River Boulevard Suite C-212 Vero Beach, FL 32960	908-310-8090	Sponsored Participant	Proprietary
UBS Securities, LLC	10/15/2008	1285 Avenue of the Americas New York, NY 10019	203-719-3275	Member	Full Service
Vandham Securities Corp.	8/18/2008	50 Tice Boulevard Woodcliff, NJ 07677	201-782-3300	Member	Agency
ViewTrade Securities, Inc.	8/18/2008	7280 W. Palmetto Park Road Suite 105 Boca Raton, FL 33433	561-620-0306	Member	Agency
Virtu Financial BD, LLC	11/17/2008	645 Madison Avenue 16th Floor New York, NY 10022	212-418-0118	Member	Proprietary
Virtu Financial Capital Markets, LLC (formerly EWT, LLC)	8/18/2008	307 Camp Craft Road West Lake Hills, TX 78746	310-651-9757	Member	Proprietary
Vision Financial Markets, LLC	4/1/2009	4 High Ridge Park Suite 100 Stamford, CT 06905	203-388-2675	Member	Retail
Volant Liquidity, LLC	4/15/2011	7 World Trade Center Suite 3301 New York, NY 10007	646-484-3005	Member	Proprietary
Wall Street Access	11/3/2008	17 Battery Place 11th Floor New York, NY 10004	212-232-5602	Member	Agency
Walleye Trading, LLC	12/1/2008	2800 Niagara Lane North Plymouth, MN 55447	952-345-5226	Member	Market Maker
Wedbush Securities, Inc. (formerly Wedbush Morgan Securities, Inc.)	8/18/2008	1000 Wilshire Boulevard #900 Business Conduct Los Angeles, CA 90017	213-688-4575	Member	Market Maker
Weeden & Co, LP	8/26/2008	145 Mason Street Greenwich, CT 06830	203-861-7600	Member	Full Service
Wells Fargo Prime Services, LLC (formerly Merlin Securities, LLC)	10/23/2008	45 Fremont Street 30th Floor San Francisco, CA 94105	415-848-4056	Member	Market Maker
Wells Fargo Securities, LLC (formerly Wachovia Capital Markets, LLC)	8/18/2008	550 South Tryon Street, 6th Floor D1086-060 Charlotte, NC 28202	212-214-6458	Member	Agency
Western International Securities, Inc.	8/18/2008	70 South Lake Avenue 7th Floor Pasadena, CA 91101	626-710-3110	Member	Market Maker
White Bay PT, LLC	7/16/2012	2 Rector Street 16th Floor New York, NY 10006	646-651-4380	Member	Proprietary
WhoTrades, Inc.	8/15/2013	17 State Street 7th Floor New York, NY 10004	646-346-1000	Member	Retail
Williams Trading, LLC	10/23/2008	450 Post Road East Suite 120 Westport, CT 06880	203-353-7635	Member	Agency
Wolverine Execution Services LLC	8/18/2008	175 West Jackson Boulevard Suite 200 Chicago, IL 60604	312-884-3736	Member	Market Maker
Wolverine Trading, LLC	10/3/2011	175 West Jackson Boulevard Suite 200 Chicago, IL 60604	312-884-3753	Member	Proprietary / Market Maker
WR Hambrecht + Co., LLC	4/1/2010	909 Montgomery Street 3rd Floor San Francisco, CA 94133	415-551-8642	Member	Online Discount Brokerage Firm
Xambala Capital, LLC	2/15/2012	640 W. California Avenue Suite 220 Sunnyvale, CA 94086	408-990-1942	Member	Proprietary

Company Name	Date Approved by BATS	Address	Phone Number	Type of User	Primary Activities
Xambala Capital, LLC	12/18/2012	640 W. California Avenue Suite 220 Sunnyvale, CA 94086	408-990-1942	Sponsored Participant	Proprietary
XR Securities, LLC (formerly RhoBD, LLC)	1/15/2009	550 W. Jackson Boulevard Suite #1000 Chicago, IL 60661	312-244-4672	Member	Proprietary
Zydeco Trading, LLC	2/18/2014	50 North Brockway Suite 4-4A Palatine, IL 60067	847-907-4319	Member	Options Market Maker

From: (913) 815-7128 Origin ID: IXDA
BUFFEE GILLIHAN
BATS EXCHANGE, INC.
8050 MARSHALL DRIVE
STE 120
LENEXA, KS 66214


E
J14101402070326

Ship Date: 16APR14
ActWgt: 1.0 LB
CAD: 8863864/INET3490

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SHIP TO: (913) 815-7260 BILL SENDER
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